MUTUAL OF AMERICA

MUTUAL OF AMERICA

LIFE INSURANCE COMPANY

320 PARK AVENUE

NEW YORK NY 10022-6839

212 224 1840

212 224 2518 FAX

AMY LATKIN

VICE PRESIDENT AND

ASSOCIATE GENERAL COUNSEL

CORPORATE LAW

AMY.LATKIN@MUTUALOFAMERICA.COM

December 14, 2017

Via EDGAR correspondence

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Ms. Elisabeth Bentzinger

Re:	Mutual of America Separate Account No. 2 (TDA/VEC Contracts) (the “Registrant”)
Request for Selective Review of Initial Registration Statement on Form N-4
(File No. 333-221999)

Dear Ms. Bentzinger:

The Registrant respectfully requests that the Staff afford selective review of the Registration Statement on Form N-4 (File No. 333-221999), filed on December 12, 2017, together with all exhibits thereto (collectively, the “Registration Statement”), in accordance with Securities Act Release No. 6510 (Feb. 15, 1984).

The prospectus and SAI included in the Registration Statement are substantially similar to the prospectus and SAI included in the most recent post-effective amendment to the TVIF Registration Statement, Post-Effective Amendment No. 52 (File No. 002-90201), that was filed under Rule 485(b) of the 1933 Act in April 2017 (the “TVIF Registration Statement”). The language in the Registration Statement regarding the TDA and VEC contracts is derived from the TVIF Registration Statement and the only substantive changes pertain to the deletion of disclosure relevant to the other products included in the TVIF Registration Statement that are not included in the Registration Statement. The post-effective amendment immediately preceding Post-Effective Amendment No. 52, Post-Effective Amendment No. 51, was filed under Rule 485(a) in February 2017 and reviewed by the SEC Staff. Responses to SEC Staff comments on Post-Effective Amendment No. 51 were included in Post-Effective Amendment No. 52. Please note that the Registrant will file a pre-effective amendment that will include 2017 financial statements, performance and other minor updates and to request that the SEC Staff accelerate the effective date of the pre-effective amendment to May 1, 2018.

If you have any questions or need additional information, please do not hesitate to contact the undersigned at the above telephone number, or my colleague, Scott Rothstein at 212-224-1530, at your earliest convenience. We appreciate your attention to this matter.

Sincerely,

/s/ Amy Latkin

Amy Latkin

Vice President and

Associate General Counsel